FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of March 2008.

Total number of pages: 48

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)
(U.S. GAAP) RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2007 (Unaudited)
(FROM APRIL 1, 2007 TO DECEMBER 31, 2007) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2008
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
MASAHIRO_NAGAYASU@notes.nidec.co.jp

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2007 (Unaudited)

(FROM APRIL 1, 2007 TO DECEMBER 31, 2007)

CONSOLIDATED

Released on March 11, 2008

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2007 (U.S. GAAP, unaudited)

  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts) For the three months ended December 31

	2006	2007	2007
Net sales	¥ 159,304	¥ 196,287	$ 1,719,553
Operating income	17,031	23,074	202,138
Income before provision for income taxes	18,057	22,146	194,008
Net income	9,299	13,946	122,173
Per share data
Net income
－Basic	¥ 64.28	¥ 96.22	$ 0.84
－Diluted	¥ 62.46	¥ 93.62	$ 0.82

	For the nine months ended December 31
	2006	2007	2007
Net sales	¥ 459,141	¥ 558,988	$ 4,896,960
Operating income	49,077	57,150	500,657
Income before provision for income taxes	50,718	53,652	470,013
Net income	30,075	34,303	300,508
Per share data
Net income
－Basic	¥ 207.92	¥ 236.73	$ 2.07
－Diluted	¥ 202.04	¥ 230.28	$ 2.02

  CONDENSED CONSOLIDATED BALANCE SHEETS

	2007
	March 31	December 31	December 31
Current assets	¥ 338,662	¥ 372,372	$ 3,262,129
Investments	23,999	21,046	184,371
Property, plant, equipment and others	299,962	307,268	2,691,792
Total assets	662,623	700,686	6,138,292
Current liabilities	235,369	268,391	2,351,213
Long-term liabilities	55,785	29,940	262,287
Total liabilities	291,154	298,331	2,613,500
Minority interest in consolidated subsidiaries	66,453	70,705	619,404
Shareholders’ equity	305,016	331,650	2,905,388
Total liabilities and shareholders’ equity	¥ 662,623	¥ 700,686	$ 6,138,292

  CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2006	2007	2007
Net cash provided by operating activities	¥ 43,261	¥ 57,285	$ 501,838
Net cash used in investing activities	(45,140)	(32,887)	(288,103)
Net cash used in financing activities	(14,804)	(22,100)	(193,604)
Effect of exchange rate changes on cash and cash equivalents	1,437	(895)	(7,841)

Net (decrease) increase in cash and cash equivalents	(15,246)	1,403	12,290
Cash and cash equivalents at beginning of period	92,079	88,784	777,784

Cash and cash equivalents at end of period	¥ 76,833	¥ 90,187	$ 790,074

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “seek”, “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of various factors, including, but not limited to, (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new products introduction and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly in the level of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies or businesses with complementary technologies and product lines, including, for example, the motors and actuators business of Valeo S.A. (France), which we acquired in December 2006, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

As used in this document, references to “we,” ”our” and “us” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Nine Months Ended December 31, 2007 Compared to Nine Months Ended December 31, 2006 (with Focus on Three Months Ended December 31, 2007 Compared to Three Months Ended December 31, 2006)

Net Sales

	(Yen in millions) For the three months ended December 31
	2006	2007	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 52,593	¥ 63,089	¥ 10,496	20.0%
Other small precision brushless DC motors	19,153	24,494	5,341	27.9
Brushless DC fans	10,054	12,592	2,538	25.2
Other small precision motors *	1,502	6,844	5,342	355.7

Sub-total	83,302	107,019	23,717	28.5
Mid-size motors	11,699	23,268	11,569	98.9
Machinery	19,743	18,161	(1,582)	(8.0)
Electronic and optical components	37,807	40,715	2,908	7.7
Others	6,753	7,124	371	5.5

Consolidated total	¥ 159,304	¥ 196,287	¥ 36,983	23.2%

	(Yen in millions) For the nine months ended December 31
	2006	2007	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 145,594	¥ 171,192	¥ 25,598	17.6%
Other small precision brushless DC motors	55,901	70,103	14,202	25.4
Brushless DC fans	29,177	36,764	7,587	26.0
Other small precision motors *	5,131	17,267	12,136	236.5

Sub-total	235,803	295,326	59,523	25.2
Mid-size motors	33,984	70,941	36,957	108.7
Machinery	63,473	53,130	(10,343)	(16.3)
Electronic and optical components	106,321	119,822	13,501	12.7
Others	19,560	19,769	209	1.1

Consolidated total	¥ 459,141	¥ 558,988	¥ 99,847	21.7%

*: “Small precision brush DC motors” was changed to “Other small precision motors” from the beginning of this year because the diversity of the products increased.

Our net sales increased ¥36,983 million, or 23.2%, from ¥159,304 million for the three months ended December 31, 2006 to ¥196,287 million for the three months ended December 31, 2007. This increase was due mainly to the impact of the newly consolidated subsidiaries and small precision motors, especially hard disk drives spindle motors. Net sales of Fujisoku Corporation, which was consolidated at the beginning of November 2006, is included in “Electronic and optical components”. Nidec Motors & Actuators and its group companies, which were consolidated at the beginning of December 2006, are included in “Mid-size motors”. Brilliant Manufacturing Limited and its subsidiaries, which were consolidated at the beginning of February 2007, are included in “Small precision motors- other precision motors”. Japan Servo Co., Ltd. and its subsidiaries, which were newly consolidated beginning April 2007, are included in “Small precision motors-other small precision brushless DC motors, Brushless DC fans and other precision motors”.

Our net sales increased ¥99,847 million, or 21.7%, from ¥459,141 million for the nine months ended December 31, 2006 to ¥558,988 million for the nine months ended December 31, 2007.

(Small precision motors)

Net sales of small precision motors increased ¥23,717 million, or 28.5%, from ¥83,302 million for the three months ended December 31, 2006 to ¥107,019 million for the three months ended December 31, 2007. Net sales of each product included in the “small precision motors” are as below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors increased ¥10,496 million, or 20.0%, from ¥52,593 million for the three months ended December 31, 2006 to ¥63,089 million for the three months ended December 31, 2007. Sales volume of hard disk drives spindle motors increased by 24.1% compared to the same period of the previous fiscal year. This increase was primary due to an increase in net sales of 2.5-inch and 3.5-inch motors. Sales volumes of 2.5-inch and 3.5-inch motors increased by 36.0% and 17.3%, respectively.

Net sales of hard disk drives spindle motors accounted for 33.0 % of total net sales for the three months ended December 31, 2006 and 32.1% of total net sales for the three months ended December 31, 2007.

Net sales of hard disk drives spindle motors increased ¥25,598 million, or 17.6%, from ¥145,594 million for the nine months ended December 31, 2006 to ¥171,192 million for the nine months ended December 31, 2007.

Brushless DC motors

Net sales of other small precision brushless DC motors increased ¥5,341 million, or 27.9%, from ¥19,153 million for the three months ended December 31, 2006 to ¥24,494 million for the three months ended December 31, 2007. Excluding the contribution from newly consolidated companies, net sales of other small precision brushless DC motors increased ¥2,209 million or 11.5%, from ¥19,153 million for the three months ended December 31, 2006 to ¥21,362 million for the three months ended December 31, 2007. This increase was primarily due to an increase in net sales of stepping motors and brushless DC motors for optical disk drives.

Net sales of other small precision brushless DC motors accounted for 12.0% of total net sales for the three months ended December 31, 2006 and 12.5% of total net sales for the three months ended December 31, 2007.

Net sales of other small precision brushless DC motors increased ¥14,202 million, or 25.4%, from ¥55,901 million for the nine months ended December 31, 2006 to ¥70,103 million for the nine months ended December 31, 2007.

Brushless DC fans

Net sales of brushless DC fans increased ¥2,538 million, or 25.2%, from ¥10,054 million for the three months ended December 31, 2006 to ¥12,592 million for the three months ended December 31, 2007. This increase was primarily due to an increase in the contribution from newly consolidated companies. Excluding contribution from the newly consolidated companies, net sales of brushless DC fans increased ¥508 million or 5.1%, from ¥10,054 million for the three months ended December 31, 2006 to ¥10,562 million for the three months ended December 31, 2007.

Net sales of brushless DC fans accounted for 6.3% of total net sales for the three months ended December 31, 2006 and 6.4% of total net sales for the three months ended December 31, 2007.

Net sales of brushless DC fans increased ¥7,587 million, or 26.0%, from ¥29,177 million for the nine months ended December 31, 2006 to ¥36,764 million for the nine months ended December 31, 2007.

Other small precision motors

Net sales of other small precision motors increased ¥5,342 million, or 355.7%, from ¥1,502 million for the three months ended December 31, 2006 to ¥6,844 million for the three months ended December 31, 2007. This increase was primarily due to an increase in the contribution from newly consolidated companies. Excluding this contribution, net sales of other small precision motors increased ¥349 million or 23.2%, from ¥1,502 million for the three months ended December 31, 2006 to ¥1,851 million for the three months ended December 31, 2007.

Net sales of other small precision motors accounted for 1.0% of total net sales for the three months ended December 31, 2006 and 3.5% of total net sales for the three months ended December 31, 2007.

Net sales of other small precision motors increased ¥12,136 million, or 236.5%, from ¥5,131 million for the nine months ended December 31, 2006 to ¥17,267 million for the nine months ended December 31, 2007.

(Mid-size motors)

Net sales of mid-size motors increased ¥11,569 million, or 98.9%, from ¥11,699 million for the three months ended December 31, 2006 to ¥23,268 million for the three months ended December 31, 2007. Excluding the contribution from newly consolidated companies, net sales of mid-size motors increased ¥2,779 million or 23.8%, from ¥11,699 million for the three months ended December 31, 2006 to ¥14,478 million for the three months ended December 31, 2007. This increase was primarily due to an increase in net sales of motors for home appliances and power steering systems.

Net sales of mid-size motors accounted for 7.4% of our total net sales for the three months ended December 31, 2006 and 11.9% of total net sales for the three months ended December 31, 2007.

Net sales of mid-size motors increased ¥36,957 million, or 108.7%, from ¥33,984 million for the nine months ended December 31, 2006 to ¥70,941 million for the nine months ended December 31, 2007.

(Machinery)

Net sales of machinery decreased ¥1,582 million, or 8.0%, from ¥19,743 million for the three months ended December 31, 2006 to ¥18,161 million for the three months ended December 31, 2007. Net sales of machinery, such as industrial robots, card readers and high-speed pressing machines, decreased due to a lower demand from decreased capital investment by our customers, which offset an increase in net sales of semiconductor manufacturing equipment.

Net sales of machinery accounted for 12.4% of our total net sales for the three months ended December 31, 2006 and 9.3% of total net sales for the three months ended December 31, 2007.

Net sales of machinery decreased ¥10,343 million, or 16.3%, from ¥63,473 million for the nine months ended December 31, 2006 to ¥53,130 million for the nine months ended December 31, 2007.

(Electronic and optical components)

Net sales of electronic and optical components increased ¥2,908 million, or 7.7%, from ¥37,807 million for the three months ended December 31, 2006 to ¥40,715 million for the three months ended December 31, 2007. Excluding the contribution from newly consolidated companies, net sales of electronic and optical components increased ¥2,414 million or 6.6%, from ¥36,679 million for the three months ended December 31, 2006 to ¥39,093 million for the three months ended December 31, 2007. This increase was primarily due to an increase in net sales of electronic components for amusement machines and optical components such as shutters for digital cameras.

Net sales of electronic and optical components accounted for 23.7% of our total net sales for the three months ended December 31, 2006 and 20.7% of total net sales for the three months ended December 31, 2007.

Net sales of electronic and optical components increased ¥13,501 million, or 12.7%, from ¥106,321 million for the nine months ended December 31, 2006 to ¥119,822 million for the nine months ended December 31, 2007.

(Others)

Net sales of other products increased ¥371 million, or 5.5%, from ¥6,753 million for the three months ended December 31, 2006 to ¥7,124 million for the three months ended December 31, 2007. This increase was primarily due to an increase in net sales of automotive parts.

Net sales of other products accounted for 4.2% of total net sales for the three months ended December 31, 2006 and 3.6% of total net sales for the three months ended December 31, 2007.

Net sales of other products increased ¥209 million, or 1.1%, from ¥19,560 million for the nine months ended December 31, 2006 to ¥19,769 million for the nine months ended December 31, 2007.

Cost of Products Sold

Our cost of products sold increased ¥31,323 million, or 25.6%, from ¥122,232 million for the three months ended December 31, 2006 to ¥153,555 million for the three months ended December 31, 2007. Excluding the contribution from newly consolidated companies, our cost of products sold increased ¥11,903 million, or 9.8%, from ¥121,275 million for the three months ended December 31, 2006 to ¥133,178 million for the three months ended December 31, 2007. This increase was primarily due to an increase in sales volume, a delay in cost efficiency improvements and the negative impact from changes in exchange rates.

As a percentage of net sales, our cost of products sold increased from 76.7% for the three months ended December 31, 2006 to 78.2% for the three months ended December 31, 2007.

Our cost of products sold increased ¥87,800 million, or 24.9%, from ¥352,307 million for the nine months ended December 31, 2006 to ¥440,107 million for the nine months ended December 31, 2007.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥52 million, or 0.4%, from ¥12,095 million for the three months ended December 31, 2006 to ¥12,147 million for the three months ended December 31, 2007. Excluding the contribution from newly consolidated companies, our selling, general and administrative expenses decreased ¥1,337 million, or 11.2%, from ¥11,926 million for the three months ended December 31, 2006 to ¥10,589 million for the three months ended December 31, 2007. This decrease was mainly due to an increase in gains from sale of fixed assets and a decrease in losses on the sale of fixed assets compared to the three months ended December 31, 2006.

As a percentage of net sales, our selling, general and administrative expenses decreased from 7.6% for the three months ended December 31, 2006 to 6.2% for the three months ended December 31, 2007.

Our selling, general and administrative expenses increased ¥4,969 million, or 14.6%, from ¥34,123 million for the nine months ended December 31, 2006 to ¥39,092 million for the nine months ended December 31, 2007.

Research and Development Expenses

Our research and development expenses decreased ¥435 million, or 5.5%, from ¥7,946 million for the three months ended December 31, 2006 to ¥7,511 million for the three months ended December 31, 2007. Excluding the contribution from newly consolidated companies, our research and development expenses decreased ¥1,152 million, or 14.5%, from ¥7,946 million for the three months ended December 31, 2006 to ¥6,794 million for the three months ended December 31, 2007. This decrease was primarily due to a decrease in research and development expenses related to mid-sized motors due to the commencement of mass production.

As a percentage of net sales, our research and development expenses decreased from 5.0% for the three months ended December 31, 2006 to 3.8% for the three months ended December 31, 2007.

Our research and development expenses decreased ¥995 million, or 4.2%, from ¥23,634 million for the nine months ended December 31, 2006 to ¥22,639 million for the nine months ended December 31, 2007.

Operating Income

As a result of the foregoing, our operating income increased ¥6,043 million, or 35.5%, from ¥17,031 million for the three months ended December 31, 2006 to ¥23,074 million for the three months ended December 31, 2007.

As a percentage of net sales, our operating income increased from 10.7% for the three months ended December 31, 2006 to 11.8% for the three months ended December 31, 2007.

Our operating income increased ¥8,073 million, or 16.4%, from ¥49,077 million for the nine months ended December 31, 2006 to ¥57,150 million for the nine months ended December 31, 2007.

Other Income (Expense)

We had other income in the amount of ¥1,026 million for the three months ended December 31, 2006, while we incurred other expense in the amount of ¥928 million for the three months ended December 31, 2007. The increased other expense was due to an adverse change in the foreign exchange rate for the three months ended December 31 2007.

We had foreign exchange gain in the amount of ¥1,131 million for the three months ended December 31, 2006, while we incurred foreign exchange losses in the amount of ¥1,026 million for the three months ended December 31, 2007. The Japanese yen/U.S. dollar exchange rate was ¥117.90 per U.S. dollar as of September 30, 2006 and ¥119.11 per U.S. dollar as of December 31, 2006, and the yen appreciated to ¥115.43 per U.S. dollar as of September 30, 2007 and ¥114.15 per U.S. dollar as of December 31, 2007.

We had other income in the amount of ¥1,641 million for the nine months ended December 31, 2006, while we incurred other expense in the amount of ¥3,498 million for the nine months ended December 31, 2007.

Income before Provision for Income Taxes

As a result of the foregoing, our income before provision for income taxes increased ¥4,089 million, or 22.6%, from ¥18,057 million for the three months ended December 31, 2006 to ¥22,146 million for the three months ended December 31, 2007.

As a percentage of net sales, our income before provision for income taxes remained unchanged at 11.3% for the three months ended December 31, 2007, compared to the three months ended December 31, 2006.

Our income before provision for income taxes increased ¥2,934 million, or 5.8%, from ¥50,718 million for the nine months ended December 31, 2006 to ¥53,652 million for the nine months ended December 31, 2007.

Provision for Income Taxes

Our provision for income taxes decreased ¥1,026 million, or 14.8%, from ¥6,913 million for the three months ended December 31, 2006 to ¥5,887 million for the three months ended December 31, 2007.

Our provision for income taxes increased ¥90 million, or 0.6%, from ¥14,020 million for the nine months ended December 31, 2006 to ¥14,110 million for the nine months ended December 31, 2007.

The estimated effective income tax rate for the nine months ended December 31, 2007 was lower compared to the corresponding prior period, from 27.6% to 26.3%. The main reason for this decrease was due to the net impact of an increase in valuation allowances and tax benefits in foreign subsidiaries as well as offset by the effect of transfer pricing taxation for the current period. The reason for the increase in valuation allowances was the additional establishment for deferred tax assets of newly acquired subsidiaries due to less ability to realize of future tax benefits, since taxable income in newly acquired subsidiaries decreased during the current period.

Minority Interest in Income of Consolidated Subsidiaries

Our minority interest in income of consolidated subsidiaries increased ¥529 million, or 29.4%, from ¥1,802 million for the three months ended December 31, 2006 to ¥2,331 million for the three months ended December 31, 2007. Excluding the contribution from newly consolidated companies, our minority interest in income of consolidated subsidiaries increased ¥193 million, or 10.7%, from ¥1,802 million for the three months ended December 31, 2006 to ¥1,995 million for the three months ended December 31, 2007. This increase was primarily due to an increase in the income of our group companies, Nidec Tosok and Nidec Copal Electronics, which offset a decrease in the income of the other group company, Nidec Sankyo.

Our minority interest in income of consolidated subsidiaries decreased ¥1,355 million, or 20.6%, from ¥6,587 million for the nine months ended December 31, 2006 to ¥5,232 million for the nine months ended December 31, 2007.

Equity in Net Income of Affiliated Companies

We had equity in net income of affiliated companies in the amount of ¥18 million for the three months ended December 31, 2007, while we incurred equity in net loss of affiliated companies in the amount of ¥43 million for the three months ended December 31, 2006.

Our equity in net loss of affiliated companies decreased ¥29 million, or 80.6%, from ¥36 million for the nine months ended December 31, 2006 to ¥7 million for the nine months ended December 31, 2007.

Net Income

As a result of the foregoing, our net income increased ¥4,647 million, or 50.0%, from ¥9,299 million for the three months ended December 31, 2006 to ¥13,946 million for the three months ended December 31, 2007. As a percentage of net sales, our net income increased from 5.8% for the three months ended December 31, 2006 to 7.1% for the three months ended December 31, 2007.

Our net income increased ¥4,228 million, or 14.1%, from ¥30,075 million for the nine months ended December 31, 2006 to ¥34,303 million for the nine months ended December 31, 2007.

Segment Information

Based on the applicable criteria set forth in the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), we have sixteen reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are legal entities. One of them is Nidec Corporation, while the others are Nidec’s fifteen consolidated subsidiaries: Nidec Electronics (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec (H.K.) Co., Ltd., Nidec Philippines Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Japan Servo Co., Ltd., Nidec Shibaura Corporation, Nidec-Shimpo Corporation, Nidec Motors & Actuators, and Nidec Nissin Corporation. For the information required by SFAS No. 131, see Note 11 to our consolidated financial statements included in this release.

Nidec acquired all of the voting rights of the Motors & Actuators business of Valeo S.A., France in December 2006, and acquired a majority of the voting rights of Japan Servo Co., Ltd. in April 2007. As the materiality of these segments increased, Nidec Motors & Actuators has been identified as a reportable operating segment since the three months ended June 30, 2007 and Japan Servo has been identified as a reportable operating segment since the six months ended September 30, 2007.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Japan Servo Co., Ltd., Nidec Shibaura Corporation, Nidec-Shimpo Corporation and Nidec Nissin Corporation apply Japanese GAAP. Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles. Nidec (Zhejiang) Corporation and Nidec (Dalian) Limited apply Chinese accounting principles. Nidec Singapore Pte. Ltd. applies Singaporean accounting principles. Nidec (H.K.) Co., Ltd. applies Hong Kong accounting principles, and Nidec Philippines Corporation applies Philippine accounting principles. Nidec Motors & Actuators applies mainly International Financial Reporting Standards (“IFRS”). Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent among segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the three months ended December 31, 2006 and 2007. The second table shows operating profit or loss by reportable operating segment, which includes intersegment revenues, for the three months ended December 31, 2006 and 2007:

	Three months ended December 31
	2006	2007	2007
	(Yen in millions and U.S. dollars in thousands)
Nidec
External revenues	¥ 23,952	¥ 23,894	$ 209,321
Intersegment revenues	21,770	27,887	244,301

Sub total	45,722	51,781	453,622
Nidec Electronics (Thailand)
External revenues	18,560	27,820	243,714
Intersegment revenues	4,701	9,223	80,797

Sub total	23,261	37,043	324,511
Nidec (Zhejiang)
External revenues	4,218	3,299	28,901
Intersegment revenues	1,266	3,149	27,587

Sub total	5,484	6,448	56,488
Nidec (Dalian)
External revenues	862	1,064	9,321
Intersegment revenues	11,644	11,221	98,300

Sub total	12,506	12,285	107,621
Nidec Singapore
External revenues	11,509	12,581	110,215
Intersegment revenues	242	75	657

Sub total	11,751	12,656	110,872
Nidec (H.K.)
External revenues	9,424	11,076	97,030
Intersegment revenues	1,090	1,407	12,326

Sub total	10,514	12,483	109,356
Nidec Philippines
External revenues	1,692	1,665	14,586
Intersegment revenues	10,751	10,909	95,567

Sub total	12,443	12,574	110,153
Nidec Sankyo
External revenues	15,110	14,561	127,560
Intersegment revenues	3,355	3,363	29,461

Sub total	18,465	17,924	157,021
Nidec Copal
External revenues	17,014	16,364	143,355
Intersegment revenues	1,994	1,821	15,953

Sub total	19,008	18,185	159,308

	Three months ended December 31
	2006	2007	2007
	(Yen in millions and U.S. dollars in thousands)
Nidec Tosok
External revenues	5,520	6,639	58,160
Intersegment revenues	76	63	552

Sub total	5,596	6,702	58,712
Nidec Copal Electronics
External revenues	4,668	6,366	55,769
Intersegment revenues	729	1,046	9,163

Sub total	5,397	7,412	64,932
Japan Servo
External revenues	-	6,927	60,683
Intersegment revenues	-	936	8,200

Sub total	-	7,863	68,883
Nidec Shibaura
External revenues	3,862	3,928	34,411
Intersegment revenues	989	740	6,483

Sub total	4,851	4,668	40,894
Nidec-Shimpo
External revenues	2,808	2,836	24,845
Intersegment revenues	773	637	5,580

Sub total	3,581	3,473	30,425
Nidec Motors & Actuators
External revenues	-	8,709	76,294
Intersegment revenues	-	117	1,025

Sub total	-	8,826	77,319
Nidec Nissin
External revenues	2,761	2,788	24,424
Intersegment revenues	211	198	1,735

Sub total	2,972	2,986	26,159
All Others
External revenues	35,134	42,813	375,060
Intersegment revenues	51,389	59,092	517,670

Sub total	86,523	101,905	892,730
Total
External revenues	157,094	193,330	1,693,649
Intersegment revenues	110,980	131,884	1,155,357

Adjustments(*)	2,210	2,957	25,904
Intersegment elimination	(110,980)	(131,884)	(1,155,357)

Consolidated total (net sales)	¥ 159,304	¥ 196,287	$ 1,719,553

(*) See Note 11 to the unaudited interim consolidated financial statements.

	Three months ended December 31
	2006	2007	2007
	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
Nidec	¥ 2,931	¥ 4,814	$ 42,173
Nidec Electronics (Thailand)	2,972	3,969	34,770
Nidec (Zhejiang)	89	260	2,278
Nidec (Dalian)	1,212	1,156	10,127
Nidec Singapore	350	409	3,583
Nidec (H.K.)	81	183	1,603
Nidec Philippines	1,260	1,163	10,188
Nidec Sankyo	1,489	1,246	10,915
Nidec Copal	984	716	6,272
Nidec Tosok	493	521	4,564
Nidec Copal Electronics	589	1,283	11,240
Japan Servo	-	52	456
Nidec Shibaura	(46)	(96)	(841)
Nidec-Shimpo	517	314	2,751
Nidec Motors & Actuators	-	194	1,700
Nidec Nissin	144	160	1,402
All Others	3,157	6,294	55,137

Total	16,222	22,638	198,318

Adjustments (*)	809	436	3,820

Consolidated total	¥ 17,031	¥ 23,074	$ 202,138

(*) See Note 11 to the unaudited interim consolidated financial statements.

Net sales of Nidec Corporation increased ¥6,059 million, or 13.3%, from ¥45,722 million for the three months ended December 31, 2006 to ¥51,781 million for the three months ended December 31, 2007. External revenues of Nidec Corporation decreased ¥58 million, or 0.2%, from ¥23,952 million for the three months ended December 31, 2006 to ¥23,894 million for the three months ended December 31, 2007. This slight decrease was due primarily to a decrease in net sales in fan motors to a major customer, despite an increase in sales of hard disk drives spindle motors, other small precision brushless DC motors, and mid-size motors. Intersegment revenues of Nidec Corporation increased ¥6,117 million, or 28.1%, from ¥21,770 million for the three months ended December 31, 2006 to ¥27,887 million for the three months ended December 31, 2007. This increase resulted primarily from an increase in sales of hard disk drives spindle motors. Operating profit of Nidec Corporation increased ¥1,883 million, or 64.2%, from ¥2,931 million for the three months ended December 31, 2006 to ¥4,814 million for the three months ended December 31, 2007. This increase was due primarily to the increase in net sales of hard disk drives spindle motors and in royalty fees from subsidiary companies.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased ¥13,782 million, or 59.2%, from ¥23,261 million for the three months ended December 31, 2006 to ¥37,043 million for the three months ended December 31, 2007 due primarily to an increase in sales volume of hard disk drives spindle motors, which reflected increasing demand, and changes in the exchange rate. Operating profit increased ¥997 million, or 33.5%, from ¥2,972 million for the three months ended December 31, 2006 to ¥3,969 million for the three months ended December 31, 2007. This was due primarily to an increase in sales of hard disk drives spindle motors and the favorable impact of changes in exchange rates.

Net sales of Nidec (Zhejiang) Corporation increased ¥964 million, or 17.6%, from ¥5,484 million for the three months ended December 31, 2006 to ¥6,448 million for the three months ended December 31, 2007. This increase was due mainly to the start of full-scale operations of a large customer’s factory in China. Operating profit increased ¥171 million, or 192.1%, from ¥89 million for the three months ended December 31, 2006 to ¥260 million for the three months ended December 31, 2007, due primarily to launches of new models of hard disk drives spindle motors.

Net sales of Nidec (Dalian) Limited decreased ¥221 million, or 1.8%, from ¥12,506 million for the three months ended December 31, 2006 to ¥12,285 million for the three months ended December 31, 2007. This decrease was due primarily to the negative impact of changes in exchange rates, which offset an increase in net sales on a U.S. dollar basis. Operating profit decreased ¥56 million, or 4.6%, from ¥1,212 million for the three months ended December 31, 2006 to ¥1,156 million for the three months ended December 31, 2007. The major reason for this decrease was the decrease in sales.

Net sales of Nidec Singapore Pte. Ltd. increased ¥905 million, or 7.7%, from ¥11,751 million for the three months ended December 31, 2006 to ¥12,656 million for the three months ended December 31, 2007, resulting primarily from an increase in sales of hard disk drives spindle motors to a main customer. Operating profit increased ¥59 million, or 16.9%, from ¥350 million for the three months ended December 31, 2006 to ¥409 million for the three months ended December 31, 2007. This increase was due primarily to a change in the product mix of hard disk drives spindle motors, despite an increase in the production cost of pivot assemblies.

Net sales of Nidec (H.K.) Co., Ltd. increased ¥1,969 million, or 18.7%, from ¥10,514 million for the three months ended December 31, 2006 to ¥12,483 million for the three months ended December 31, 2007. This increase was due primarily to an increase in sales of hard disk drives spindle motors affected by new products and an increase in sales of small precision brushless DC motors for optical disc drives, which reflected increasing demand. Operating profit of Nidec (H.K.) Co., Ltd. increased ¥102 million, or 125.9%, from ¥81 million for the three months ended December 31, 2006 to ¥183 million for the three months ended December 31, 2007. This increase was due to an increase in sales.

Net sales of Nidec Philippines Corporation increased ¥131 million, or 1.1%, from ¥12,443 million for the three months ended December 31, 2006 to ¥12,574 million for the three months ended December 31, 2007. The major reason for this increase was an increase in sales of hard disk drives spindle motors to a large customer, which reflected the increase in its production. However, operating profit decreased ¥97 million, or 7.7%, from ¥1,260 million for the three months ended December 31, 2006 to ¥1,163 million for the three months ended December 31, 2007. This decrease was due to a delay in cost reductions relative to declines in sales prices.

Net sales of Nidec Sankyo Corporation decreased ¥541 million, or 2.9%, from ¥18,465 million for the three months ended December 31, 2006 to ¥17,924 million for the three months ended December 31, 2007 due to a decrease in sales of card readers and industrial robots, despite an increase in sales of stepping motors. Operating profit decreased ¥243 million, or 16.3%, from ¥1,489 million for the three months ended December 31, 2006 to ¥1,246 million for the three months ended December 31, 2007. The major reason for this decrease was a decrease in sales of card readers and an accompanying change in the product mix of card readers.

Net sales of Nidec Copal Corporation decreased ¥823 million, or 4.3%, from ¥19,008 million for the three months ended December 31, 2006 to ¥18,185 million for the three months ended December 31, 2007. This decrease was due primarily to a decrease in sales of sensor units for electronic parts mounters and industrial robots, despite an increase in sales of shutters for digital cameras and vibration motors. Operating profit decreased ¥268 million, or 27.2%, from ¥984 million for the three months ended December 31, 2006 to ¥716 million for the three months ended December 31, 2007. This decrease was due primarily to a decrease in sales of system equipment, such as card printers and industrial robots.

Net sales of Nidec Tosok Corporation increased ¥1,106 million, or 19.8%, from ¥5,596 million for the three months ended December 31, 2006 to ¥6,702 million for the three months ended December 31, 2007. This increase was due primarily to an increase in sales of semiconductor fabrication equipment reflecting an upturn in the semiconductor industry. In addition, sales of automobile parts increased reflecting an increase in customers’ demand. Operating profit increased ¥28 million, or 5.7%, from ¥493 million for the three months ended December 31, 2006 to ¥521 million for the three months ended December 31, 2007 due primarily to an increase in sales of semiconductor fabrication equipment and cost reductions in the manufacturing of measuring equipment.

Net sales of Nidec Copal Electronics Corporation increased ¥2,015 million, or 37.3%, from ¥5,397 million for the three months ended December 31, 2006 to ¥7,412 million for the three months ended December 31, 2007. This increase was primarily due to an increase in sales of actuators, reflecting firm demand in the amusement machines industry. Operating profit increased ¥694 million, or 117.8%, from ¥589 million for the three months ended December 31, 2006 to ¥1,283 million for the three months ended December 31, 2007 due primarily to an increase in sales of actuators.

Net sales and operating profit of Japan Servo were ¥7,863 million and ¥52 million for the three months ended December 31, 2007, respectively. Japan Servo has been consolidated since April 2007. The Japan Servo segment comprises Japan Servo Co., Ltd., a subsidiary in Japan, which primarily produces and sells DC motors, fans and other small precision motors.

Net sales of Nidec Shibaura Corporation decreased ¥183 million, or 3.8%, from ¥4,851 million for the three months ended December 31, 2006 to ¥4,668 million for the three months ended December 31, 2007 due primarily to a decrease in sales of motors for laundry machines. Nidec Shibaura Corporation had operating losses of ¥46 million for the three months ended December 31, 2006 and operating losses of ¥96 million for the three months ended December 31, 2007 due primarily to a decrease in sales of high margin products.

Net sales of Nidec-Shimpo Corporation decreased ¥108 million, or 3.0%, from ¥3,581 million for the three months ended December 31, 2006 to ¥3,473 million for the three months ended December 31, 2007. This decrease was due primarily to a decrease in sales of power transmission equipment affected by a main customer’s production adjustment. Operating profit decreased ¥203 million or 39.3%, from ¥517 million for the three months ended December 31, 2006 to ¥314 million for the three months ended December 31, 2007. This decrease was due primarily to the start-up costs of new power transmission equipment products.

Net sales and operating profit of Nidec Motors & Actuators were ¥8,826 million and ¥194 million for the three months ended December 31, 2007, respectively. Nidec Motors & Actuators has been consolidated since December 2006. The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators (Germany) and other subsidiaries of Europe and North America, which primarily produce and sell motors for automobiles.

Net sales of Nidec Nissin Corporation increased ¥14 million, or 0.5%, from ¥2,972 million for the three months ended December 31, 2006 to ¥2,986 million for the three months ended December 31, 2007. This increase was primarily due to an increase in sales of engineering plastic moldings for cars. Operating profit increased ¥16 million, or 11.1%, from ¥144 million for the three months ended December 31, 2006 to ¥160 million for the three months ended December 31, 2007. This increase was primarily due to an improvement in production costs in manufacturing engineering plastic dies.

Within the All Others segment, net sales increased ¥15,382 million, or 17.8%, from ¥86,523 million for the three months ended December 31, 2006 to ¥101,905 million for the three months ended December 31, 2007. The main reason of this increase was primarily due to the addition of newly consolidated subsidiaries. Operating profit also increased ¥3,137 million, or 99.4%, from ¥3,157 million for the three months ended December 31, 2006 to ¥6,294 million for the three months ended December 31, 2007. The main reason of this increase was primarily due to the expansion in sales of Nidec Sankyo (H.K.) Co., Ltd. and the addition of newly consolidated subsidiaries.

Liquidity and Capital Resources

During the nine months ended December 31, 2007, our total assets increased ¥38,063 million, or 5.7%, from ¥662,623 million to ¥700,686 million. Total assets of newly consolidated subsidiaries, Japan Servo Co., Ltd. and its subsidiaries (“JSRV group”), was ¥24,474 million. Excluding the contribution of JSRV group, our total assets increased ¥13,589 million, or 2.1%, to ¥676,212 million.  The increase of ¥38,063 million was mainly due to increases in trade accounts receivable, property, plant and equipment, and inventories. Trade accounts receivable increased ¥23,056 million due mainly to the acquisition of JSRV group, and due to increased sales of hard disk drives spindle motors. Property, plant and equipment increased ¥37,677 million, mainly due to the acquisition of JSRV group and additional investments in buildings, machinery, and equipment for reinforcement of increasing production in overseas companies. Inventories increased ¥6,651 million due mainly to the acquisition of JSRV group. In addition, cash and cash equivalents increased ¥1,403 million due to the reasons mentioned below under “Cash Flows”.

During the nine months ended December 31, 2007, our total liabilities increased ¥7,177 million, or 2.5%, from ¥291,154 million to ¥298,331 million. Total liabilities of JSRV group was ¥10,053 million. Excluding the contribution of the JSRV group, our total liabilities decreased ¥2,876 million, or 1.0%, to ¥288,278 million. The decrease of ¥2,876 million was due to decreases in short-term borrowings for repayments and other liabilities, which were offset by an increase in trade notes and accounts payable.

During the nine months ended December 31, 2007, our working capital, defined as current assets less current liabilities, increased ¥688 million, or 0.7%, from ¥103,293 million to ¥103,981 million.

During the nine months ended December 31, 2007, our total shareholders’ equity increased ¥26,634 million, or 8.7%, from ¥305,016 million to ¥331,650 million. The increase of ¥26,634 million was mainly due to increases in retained earnings of ¥26,074 million, offset by dividends paid of ¥7,242 million. As a result, the ratio of stockholders’ equity to total assets increased 1.3% from 46.0% as of March 31, 2007 to 47.3% as of December 31, 2007.

Cash Flows

Net cash provided by operating activities increased ¥14,024 million from ¥43,261 million for the nine months ended December 31, 2006 to ¥57,285 million for the nine months ended December 31, 2007. This increase was due mainly to the positive cash flow impact on operating activities resulting from an increase in operating income.

Net cash used in investing activities decreased ¥12,253 million from ¥45,140 million for the nine months ended December 31, 2006 to ¥32,887 million for the nine months ended December 31, 2007. This decrease was mainly due to decreases in additions to property, plant and equipment and the acquisition of consolidated subsidiaries. The cash outflows from the acquisitions decreased ¥6,567 million from ¥9,185 million for the nine months ended December 31, 2006 to ¥2,618 million for the nine months ended December 31, 2007.

Net cash used in financing activities increased ¥7,296 million from ¥14,804 million for the nine months ended December 31, 2006 to ¥22,100 million for the nine months ended December 31, 2007. The increased cash outflows in financing activities were mainly due to a decrease in short-term borrowings.

Our total outstanding balance of cash and cash equivalents increased ¥1,403 million from ¥88,784 million as of March 31, 2007 to ¥90,187 million as of December 31, 2007.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands
	2007		December 31,
	March 31	December 31	2007
		(Unaudited)	(Unaudited)
Current assets:
Cash and cash equivalents	¥ 88,784	¥ 90,187	$ 790,074
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥ 1,270 million as of March 31, 2007 and ¥ 640 million ($5,607 thousand) as of December 31, 2007:
Notes	17,318	18,557	162,567
Accounts	147,014	170,070	1,489,882
Inventories:
Finished goods	26,960	32,761	287,000
Raw materials	17,324	18,506	162,120
Work in progress	16,405	16,441	144,030
Project in progress	1,212	1,174	10,285
Supplies and other	2,407	2,077	18,195
Other current assets	21,238	22,599	197,976

Total current assets	338,662	372,372	3,262,129

Marketable securities and other securities investments	21,805	18,844	165,081
Investments in and advances to affiliated companies	2,194	2,202	19,290
Property, plant and equipment:
Land	38,289	40,523	354,998
Buildings	103,325	114,930	1,006,833
Machinery and equipment	258,970	286,203	2,507,253
Construction in progress	13,717	10,322	90,425

	414,301	451,978	3,959,509
Less - Accumulated depreciation	(207,059)	(240,227)	(2,104,485)

	207,242	211,751	1,855,024

Goodwill	67,780	71,177	623,539
Other non-current assets, net of allowance for doubtful accounts of ¥893 million as of March 31, 2007 and ¥1,471 million ($12,887 thousand) as of December 31, 2007	24,940	24,340	213,229

Total assets	¥ 662,623	¥ 700,686	$ 6,138,292

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands
	2007
			December 31,
	March 31	December 31	2007

		(Unaudited)	(Unaudited)
Current liabilities:
Short-term borrowings	¥ 78,848	¥ 74,099	$ 649,137
Current portion of long-term debt	3,216	29,874	261,708
Trade notes and accounts payable	117,665	131,609	1,152,948
Other current liabilities	35,640	32,809	287,420

Total current liabilities	235,369	268,391	2,351,213

Long-term liabilities:
Long-term debt	31,560	3,917	34,314
Accrued pension and severance costs	13,013	15,319	134,201
Other long-term liabilities	11,212	10,704	93,772

Total long-term liabilities	55,785	29,940	262,287

Minority interest in consolidated subsidiaries	66,453	70,705	619,404
Contingencies (Note 10)
Shareholders’ equity:
Common stock authorized: 480,000,000 shares in 2007; issued and outstanding: 144,780,492 shares in March 31, 2007 and 144,987,492 shares in December 31, 2007	65,868	66,248	580,359
Additional paid-in capital	68,469	68,859	603,233
Retained earnings	160,480	186,554	1,634,288
Accumulated other comprehensive income:
Foreign currency translation adjustments	6,874	7,732	67,736
Unrealized gains from securities	3,324	2,302	20,166
Pension liability adjustments	263	233	2,041
Treasury stock, at cost: 44,966 shares in March 31, 2007 and 47,269 shares in December 31, 2007	(262)	(278)	(2,435)

Total shareholders’ equity	305,016	331,650	2,905,388

Total liabilities and shareholders’ equity	¥ 662,623	¥ 700,686	$ 6,138,292

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

		Yen in millions		U.S. dollars in thousands
		For the three months ended December 31		For the three months ended December 31,
		2006	2007	2007
	Net sales	¥ 159,304	¥ 196,287	$ 1,719,553

	Operating expenses:
	Cost of products sold	122,232	153,555	1,345,204
	Selling, general and administrative expenses	12,095	12,147	106,412
	Research and development expenses	7,946	7,511	65,799

		142,273	173,213	1,517,415

	Operating income	17,031	23,074	202,138

	Other income (expense):
	Interest and dividend income	544	572	5,011
	Interest expense	(355)	(380)	(3,329)
	Foreign exchange gain (loss), net	1,131	(1,026)	(8,988)
	Loss on marketable securities, net	(13)	(2)	(18)
	Other, net	(281)	(92)	(806)

		1,026	(928)	(8,130)

	Income before provision for income taxes	18,057	22,146	194,008
	Provision for income taxes	(6,913)	(5,887)	(51,573)

	Income before minority interest and equity in earnings of affiliated companies	11,144	16,259	142,435
	Minority interest in income of consolidated subsidiaries	1,802	2,331	20,420
	Equity in net losses / (income) of affiliated companies	43	(18)	(158)

	Net income	¥ 9,299	¥ 13,946	$ 122,173

		Yen		U.S. dollars
	Per share data:
Net income	－ basic	¥ 64.28	¥ 96.22	$ 0.84
	－ diluted	¥ 62.46	¥ 93.62	$ 0.82
	Cash dividends	¥ 20.00	¥ 25.00	$ 0.22

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

		Yen in millions		U.S. dollars in thousands
		For the nine months ended December 31		For the nine months ended December 31,
		2006	2007	2007
	Net sales	¥ 459,141	¥ 558,988	$ 4,896,960

	Operating expenses:
	Cost of products sold	352,307	440,107	3,855,514
	Selling, general and administrative expenses	34,123	39,092	342,462
	Research and development expenses	23,634	22,639	198,327

		410,064	501,838	4,396,303

	Operating income	49,077	57,150	500,657

	Other income (expense):
	Interest and dividend income	1,808	2,113	18,511
	Interest expense	(1,351)	(1,901)	(16,654)
	Foreign exchange gain (loss), net	1,826	(2,768)	(24,249)
	Gain from marketable securities, net	240	117	1,025
	Other, net	(882)	(1,059)	(9,277)

		1,641	(3,498)	(30,644)

	Income before provision for income taxes	50,718	53,652	470,013
	Provision for income taxes	(14,020)	(14,110)	(123,609)

	Income before minority interest and equity in earnings of affiliated companies	36,698	39,542	346,404
	Minority interest in income of consolidated subsidiaries	6,587	5,232	45,835
	Equity in net income of affiliated companies	36	7	61

	Net income	¥ 30,075	¥ 34,303	$ 300,508

		Yen		U.S. dollars
	Per share data:
Net income	－ basic	¥ 207.92	¥ 236.73	$ 2.07
	－ diluted	¥ 202.04	¥ 230.28	$ 2.02
	Cash dividends	¥ 40.00	¥ 50.00	$ 0.44

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME（LOSS）

(Unaudited)

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
	Shares	Amount
Balance at March 31, 2007	144,780,492	¥65,868	¥68,469	¥160,480	¥10,461	¥(262)	¥305,016
Cumulative effect resulting from the adoption of FIN No. 48				(987)			(987)
Comprehensive income:
Net income				34,303			34,303
Other comprehensive income (loss):
Foreign currency translation adjustments					858		858
Unrealized losses on securities, net of reclassification adjustment					(1,022)		(1,022)
Pension liability adjustments					(30)		(30)

Total comprehensive income							34,109

Dividends paid				(7,242)			(7,242)
Exercise of stock option	207,000	380	390				770
Purchase of treasury stock						(16)	(16)

Balance at December 31, 2007	144,987,492	¥66,248	¥ 68,859	¥186,554	¥10,267	¥(278)	¥331,650

	U.S. dollars in thousands
	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

Balance at March 31, 2007	$577,030	$599,816	$1,405,870	$91,643	$(2,295)	$2,672,064
Cumulative effect resulting from the adoption of FIN No. 48			(8,647)			(8,647)
Comprehensive income:
Net income			300,508			300,508
Other comprehensive income (loss):
Foreign currency translation adjustments				7,516		7,516
Unrealized losses on securities, net of reclassification adjustment				(8,953)		(8,953)
Pension liability adjustments				(263)		(263)

Total comprehensive income						298,808

Dividends paid			(63,443)			(63,443)
Exercise of stock option	3,329	3,417				6,746
Purchase of treasury stock					(140)	(140)

Balance at December 31, 2007	$580,359	$603,233	$1,634,288	$89,943	$(2,435)	$2,905,388

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2006	2007	2007
Cash flows from operating activities:
Net income	¥ 30,075	¥ 34,303	$ 300,508
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,957	28,171	246,789
Gain from marketable securities, net	(251)	(117)	(1,025)
Loss on sales, disposal or impairment of property, plant and equipment	1,100	341	2,987
Minority interest in income of consolidated subsidiaries	6,587	5,232	45,835
Equity in net losses of affiliated companies	36	7	61
Foreign currency adjustments	14	1,707	14,954
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(12,680)	(13,843)	(121,270)
Increase in inventories	(1,305)	(2,286)	(20,026)
Increase in notes and accounts payable	844	7,665	67,148
Other	(2,116)	(3,895)	(34,123)

Net cash provided by operating activities	43,261	57,285	501,838

Cash flows from investing activities:
Additions to property, plant and equipment	(30,640)	(25,972)	(227,525)
Proceeds from sales of property, plant and equipment	860	1,907	16,706
Purchases of marketable securities	(2)	(107)	(937)
Proceeds from sales of marketable securities	379	2,029	17,775
Proceeds from sales of investments in affiliated companies	774	-	-
Acquisitions of consolidated subsidiaries, net of cash acquired	(9,185)	(2,618)	(22,935)
Payments for additional investments in subsidiaries	(6,308)	(6,604)	(57,854)
Other	(1,018)	(1,522)	(13,333)

Net cash used in investing activities	¥ (45,140)	¥ (32,887)	$ (288,103)

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2006	2007	2007
Cash flows from financing activities:
Decrease in short-term borrowings	¥ (3,810)	¥ (11,251)	$ (98,563)
Repayments of long-term debt	(3,759)	(2,523)	(22,102)
Proceeds from issuance of new shares	307	761	6,667
Dividends paid	(5,785)	(7,242)	(63,443)
Other	(1,757)	(1,845)	(16,163)

Net cash used in financing activities	(14,804)	(22,100)	(193,604)

Effect of exchange rate changes on cash and cash equivalents	1,437	(895)	(7,841)

Net (decrease) increase in cash and cash equivalents	(15,246)	1,403	12,290
Cash and cash equivalents at beginning of period	92,079	88,784	777,784

Cash and cash equivalents at end of period	¥ 76,833	¥ 90,187	$ 790,074

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim condensed consolidated financial statements of NIDEC Corporation (the “Company”, and together with its consolidated subsidiaries, “NIDEC”) have been prepared in accordance with accounting principles generally accepted in the United States. The interim condensed consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the nine months ended December 31, 2007 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2007, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2007, included on Form 20-F.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥114.15 = US$1, the approximate current exchange rate at December 31, 2007.

Certain reclassifications in the consolidated statements of income and the consolidated statements of cash flows for the nine months ended December 31, 2006 have been made to conform to the presentation used for the nine months ended December 31, 2007.

2. Acquisitions:

On April 27, 2007, NIDEC acquired 18,203,000 shares (or, 51.7%) of the common stock in Japan Servo Co., Ltd. (“JSRV”), which manufactures and sells motors and motor applied products. Since NIDEC already owned 1,466 shares of JSRV’s common stock prior to April 27, 2007, total shares and purchase price for JSRV were 18,204,466 and ¥4,809 million ($42,129 thousand), respectively. NIDEC recognized preliminary goodwill amounting to ¥391 million ($3,425 thousand) as the result of this acquisition.

During the period between April 27, 2007 and December 31, 2007, NIDEC acquired additional 3,212,000 shares of JSRV’s common stock, increasing its ownership interest in JSRV to 60.9%. As a result, the number of shares of JSRV common stock held by NIDEC as of December 31, 2007 totaled 21,416,466, representing ¥6,550 million ($57,381 thousand) purchase price in total, and recognized preliminary goodwill amounted to ¥1,355 million ($11,870 thousand).

This acquisition is intended to achieve an optimal blend of the technological expertise and production scale that the two companies have developed to date, particularly in the market of small precision motors. The total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values in accordance with SFAS 141, “Business Combinations”.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The value of certain assets and liabilities are based on preliminary management estimates and are subject to adjustment as additional information is obtained. Therefore the allocation of the purchase price and the valuation of the assets and liabilities are subject to refinement. Changes to the valuation may result in adjustments to the fair value of certain identifiable intangible assets acquired.

NIDEC has not identified any material unrecorded pre-acquisition contingencies. Prior to the end of the one-year purchase price allocation period, if information becomes available which would indicate it is probable that such events had occurred and the amounts can be reasonably estimated, such items will be included in the final purchase price allocation and may adjust preliminary goodwill.

The following represents the unaudited pro forma results of operations of NIDEC for the nine months ended December 31, 2007, as if the acquisition in JSRV had occurred on April 1, 2007. The unaudited pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisition been in effect on the dates indicated.

	Yen in millions	U.S. dollars in thousands
	For the nine months ended December 31, 2007 (Unaudited)	For the nine months ended December 31, 2007 (Unaudited)

Pro forma net sales	¥ 561,901	$ 4,922,479
Pro forma net income	33,831	296,373

	Yen	U.S. dollars
Pro forma net income per common share
－basic	¥ 233.47	$ 2.05
－diluted	227.11	1.99

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The assets acquired and liabilities assumed on consolidation are as follows:

	Yen in millions	U.S. dollars in thousands
	As of April 27, 2007	As of April 27, 2007
	JSRV
Cash and cash equivalents	¥ 2,191	$ 19,194
Accounts receivable	9,018	79,001
Inventories	4,189	36,697
Other current assets	1,201	10,521
Property, plant and equipment	7,030	61,586
Goodwill	391	3,425
Other non-current assets	1,882	16,488

Total assets acquired	25,902	226,912

Short-term borrowings and current portion of long-term debt	(6,126)	(53,666)
Accounts payable	(4,915)	(43,057)
Other current liabilities	(2,581)	(22,611)
Long-term debt	(619)	(5,423)
Other non-current liabilities	(3,087)	(27,043)

Total liabilities assumed	(17,328)	(151,800)

Minority interest	(3,765)	(32,983)
Purchase price	4,809	42,129
Cash acquired	(2,191)	(19,194)

Net cash paid (acquired)	¥ 2,618	$ 22,935

Additional disclosures related to this acquisition will be included in the year end financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

3. Goodwill and other intangible assets

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is not amortized but rather tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, NIDEC would recognize an impairment at such time.

NIDEC has completed the impairment test for existing goodwill as required by SFAS No. 142. NIDEC has determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, for the nine months ended December 31, 2007, no impairment loss was recorded for goodwill.

The changes in the carrying amount of goodwill for the nine months ended December 31, 2006 and 2007 are as follows:

	Yen in millions		U.S dollars in thousands
	2006	2007	2007

Balance as of April 1	¥ 44,266	¥ 67,780	$ 593,780
Acquired during nine months	19,408	3,397	29,759

Balance as of December 31	¥ 63,674	¥ 71,177	$ 623,539

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

4. Earnings per share:

The tables below set forth a reconciliation of the differences between basic and diluted income per share for the three months and for the nine months ended December 31, 2006 and 2007:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the three months ended December 31, 2006:
Basic net income per share
Net income available to common shareholders	¥ 9,299	144,675	¥64.28
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	-	4,022
Stock option	-	179
Diluted net income per share
Net income for computation	¥ 9,299	148,876	¥ 62.46
For the three months ended December 31, 2007:
Basic net income per share
Net income available to common shareholders	¥ 13,946	144,940	¥ 96.22	$0.84
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	-	4,022
Diluted net income per share
Net income for computation	¥ 13,946	148,962	¥93.62	$0.82

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the nine months ended December 31, 2006:
Basic net income per share
Net income available to common shareholders	¥ 30,075	144,646	¥207.92
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	-	4,022
Stock option	-	187
Diluted net income per share
Net income for computation	¥ 30,075	148,855	¥ 202.04
For the nine months ended December 31, 2007:
Basic net income per share
Net income available to common shareholders	¥ 34,303	144,906	¥ 236.73	$2.07
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	-	4,022
Stock option	-	34
Diluted net income per share
Net income for computation	¥ 34,303	148,962	¥230.28	$2.02

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

5. Summarized income statement information for affiliated companies:

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2006	2007	2007
Net revenue	¥ 8,343	¥ 12,374	$ 108,401
Gross profit	698	1,037	9,085
Net income	¥ 79	¥ 15	$ 131

6. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the nine months ended December 31, 2006 and 2007 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2006	2007	2007
Service cost	¥ 620	¥ 908	$ 7,954
Interest cost	268	419	3,671
Expected return on plan assets	(117)	(149)	(1,305)
Amortization of net actuarial gain	(28)	(3)	(26)
Amortization of prior service credit	(47)	(47)	(412)
Cost for defined contribution plans and others	462	458	4,012

Net periodic pension cost	¥ 1,158	¥ 1,586	$ 13,894

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

7. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 41.0% for the nine months ended December 31, 2006 and 2007. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the nine months ended December 31
	2006	2007
Statutory tax rate	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(13.8)	(16.8)
Tax on undistributed earnings	1.0	0.6
Valuation allowance	(5.2)	2.5
Transfer pricing taxation	5.7	-
Other	(1.1)	(1.0)

Estimated effective income tax rate	27.6%	26.3%

The estimated effective income tax rate for the nine months ended December 31, 2007 was lower compared to the corresponding prior period, from 27.6% to 26.3%. The main reason for this decrease was due to the net impact of an increase in valuation allowances and tax benefits in foreign subsidiaries as well as offset by the effect of transfer pricing taxation for the current period. The reason for the increase in valuation allowances was the additional establishment for deferred tax assets of newly acquired subsidiaries due to less ability to realize of future tax benefits, since taxable income in newly acquired subsidiaries decreased during the current period.

As a result of adoption of FIN No. 48 “Accounting for Uncertainty in Income Taxes” effective April 1, 2007, our retained earnings as of March 31, 2007 decreased by ¥987 million reflecting the cumulative effect of this adoption.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

8. Stock-based compensation:

On May 14, 2003, the Company’s shareholders approved a stock option plan. Under the plan, executives and certain employees receive options. The number of shares to be issued upon exercise of the options is limited to 296,700 shares of the Company’s common stock. Each option entitles the holder to purchase 100 shares of the Company’s common stock. The options vested on June 30, 2004 and became exercisable for the period from July 1, 2004 to June 30, 2007. The exercise price was determined as ¥7,350 ($64.39) per share of common stock. Options were granted with an exercise price equal to the closing price of the Company’s shares traded on the Osaka Securities Exchange on the grant date.

On November 18, 2005, the Company completed a two-for-one stock split. As a result, the exercise price changed to ¥3,675 ($32.19) per share of common stock. The exercise price is presented by the changed price retroactive to the previous fiscal year in the table below.

	Number of options	Exercise price (per shares)
Balance at March 31, 2003:
Granted	2,967	¥ 3,675	$ 32.19
Exercised	-	-	-
Canceled	105	3,675	32.19

Balance at March 31, 2004:	2,862	3,675	32.19
Exercised	439	3,675	32.19
Canceled	61	3,675	32.19

Balance at March 31, 2005:	2,362	3,675	32.19
Exercised	606	3,675	32.19
Canceled	-	-	-

Balance at March 31, 2006:	1,756	3,675	32.19
Exercised	596	3,675	32.19
Canceled	-	-	-

Balance at March 31, 2007:	1,160	3,675	32.19
Exercised	1,035	3,675	32.19
Canceled	125	¥ 3,675	$ 32.19

Balance at December 31, 2007:	0

The Company used the intrinsic value based method of accounting for stock compensation as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. No stock-based compensation cost was recognized on the date of grant, as the current market price of the underlying stock was equal to the exercise price.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The fair value of the option was ¥3,499 ($30.65) per share. The fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	As of May 14, 2003
Risk-free interest rate	0.14%
Expected volatility	64.00%
Expected dividend yield	0.34%
Expected lives	4.13	years

In December 2004, the FASB issued SFAS No. 123R (“SFAS 123R”), revised 2004, “Share-Based Payment.” SFAS 123R requires measurement of compensation cost for all share-based payments (including employee stock options) at fair value for interim or annual periods beginning after June 15, 2005. The Company adopted FAS No. 123R using the modified-prospective transition method beginning April 1, 2006. The adoption of FAS 123R did not have any material impact on our consolidated financial position, consolidated results of operations, or liquidity.

9. Comprehensive income:

NIDEC’s total comprehensive income (loss) for the nine months ended December 31, 2006 and 2007 was as follows:

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2006	2007	2007
Net income	¥ 30,075	¥ 34,303	$ 300,508
Other comprehensive income (loss):
Foreign currency translation adjustments	5,164	858	7,516
Unrealized gains from securities, net of reclassification adjustment	(347)	(1,022)	(8,953)
Pension liability adjustments	-	(30)	(263)

	4,817	(194)	(1,700)

Total comprehensive income	¥ 34,892	¥ 34,109	$ 298,808

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

10. Contingencies:

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥281 million ($2,462 thousand) as of December 31, 2007.

NIDEC has guaranteed approximately ¥281 million ($2,462 thousand) of bank loans for employees in connection with their housing costs. If an employee defaults on his/her loan payments, NIDEC would be required to perform under the guarantee.

The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥281 million ($2,462 thousand). The current carrying amount of the liabilities for our obligations under the guarantee is zero.

11. Segment data:

(1) Enterprise-wide information

The following table provides product information for the three months ended December 31, 2006 and 2007:

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31		For the three months ended December 31,
	2006	2007	2007
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 52,593	¥ 63,089	$ 552,685
Other small precision brushless DC motors	19,153	24,494	214,577
Brushless DC fans	10,054	12,592	110,311
Other small precision motors *	1,502	6,844	59,956

Sub total	83,302	107,019	937,529
Mid-size motors	11,699	23,268	203,837
Machinery	19,743	18,161	159,098
Electronic and optical components	37,807	40,715	356,680
Others	6,753	7,124	62,409

Consolidated total	¥ 159,304	¥ 196,287	$ 1,719,553

* “Small precision brush DC motors” was changed to “Other small precision motors” from the beginning of this fiscal year because the diversity of the products increased.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The following table provides product information for the nine months ended December 31, 2006 and 2007:

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2006	2007	2007
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 145,594	¥ 171,192	$ 1,499,711
Other small precision brushless DC motors	55,901	70,103	614,131
Brushless DC fans	29,177	36,764	322,067
Other small precision motors *	5,131	17,267	151,266

Sub total	235,803	295,326	2,587,175
Mid-size motors	33,984	70,941	621,472
Machinery	63,473	53,130	465,440
Electronic and optical components	106,321	119,822	1,049,689
Others	19,560	19,769	173,184

Consolidated total	¥ 459,141	¥ 558,988	$ 4,896,960

* “Small precision brush DC motors” was changed to “Other small precision motors” from the beginning of this fiscal year because the diversity of the products increased.

(2) Operating segment information

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NIDEC Corporation, or NCJ, Nidec Sankyo Corporation, or NSNK, Nidec Copal Corporation, or NCPL, Nidec Tosok Corporation, or NTSC, Nidec Copal Electronics Corporation, or NCEL, Nidec Shibaura Corporation, or NSBC, Nidec-Shimpo Corporation or NSCJ, and Nidec Nissin Corporation or NNSN, apply Japanese GAAP, Nidec Electronics (Thailand) Co., Ltd., or NET, applies Thai accounting principles, Nidec (Zhejiang) Corporation, or NCC and Nidec (Dalian) Limited, or NCD, apply Chinese accounting principles, Nidec Singapore Pte. Ltd., or NCS, applies Singaporean accounting principles, Nidec (H.K.) Co., Ltd., or NCH, applies Hong Kong accounting principles, and Nidec Philippines Corporation, or NCF, applies Philippine accounting principles.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

Nidec acquired all of the voting rights of the Motors & Actuators business of Valeo S.A., France (“NMA”) in December 2006, and acquired majority of the voting rights of Japan Servo Co., Ltd. (“JSRV”) in April 2007. As the materiality of these segments increased, NMA has been identified as a reportable operating segment since the three months ended June 30, 2007 and JSRV has been identified as a reportable operating segment since the six months ended September 30, 2007. The NMA segment is comprised of Nidec Motors & Actuators (Germany) GmbH and other subsidiaries in Europe and North America which primarily produce and sell in-car motors. It applies mainly International Financial Reporting Standards (IFRS). The JSRV segment is comprised of Japan Servo Co., Ltd. in Japan which primarily produces and sells DC motors, fans and other small precision motors. It applies Japanese GAAP.

As a result, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the sixteen operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The following tables show revenue from external customers and other financial information by operating segment for the three months and for the nine months ended December 31, 2006 and 2007, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31		For the three months ended December 31,
Revenue from external customers:	2006	2007	2007
NCJ	¥ 23,952	¥ 23,894	$ 209,321
NET	18,560	27,820	243,714
NCC	4,218	3,299	28,901
NCD	862	1,064	9,321
NCS	11,509	12,581	110,215
NCH	9,424	11,076	97,030
NCF	1,692	1,665	14,586
NSNK	15,110	14,561	127,560
NCPL	17,014	16,364	143,355
NTSC	5,520	6,639	58,160
NCEL	4,668	6,366	55,769
JSRV	-	6,927	60,683
NSBC	3,862	3,928	34,411
NSCJ	2,808	2,836	24,845
NMA	-	8,709	76,294
NNSN	2,761	2,788	24,424
All Others	35,134	42,813	375,060

Total	157,094	193,330	1,693,649
Consolidated adjustments related to elimination of intercompany transactions via third party	(74)	0	0
Others *	2,284	2,957	25,904

Consolidated total	¥ 159,304	¥ 196,287	$ 1,719,553

* The revenues of subsidiaries not included in management reports due to their immateriality are main components of Others.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

Business segment

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
Revenue from external customers:	2006	2007	2007
NCJ	¥ 66,249	¥ 71,329	$ 624,871
NET	48,223	71,092	622,795
NCC	11,491	10,696	93,701
NCD	2,814	3,231	28,305
NCS	38,824	34,468	301,954
NCH	25,140	30,178	264,371
NCF	4,247	4,333	37,959
NSNK	50,327	42,314	370,688
NCPL	47,280	48,159	421,892
NTSC	16,399	18,756	164,310
NCEL	14,915	16,636	145,738
JSRV	-	19,057	166,947
NSBC	11,402	12,593	110,320
NSCJ	8,044	8,305	72,755
NMA	-	27,403	240,061
NNSN	7,992	7,966	69,785
All Others	101,341	127,797	1,119,553

Total	454,688	554,313	4,856,005
Consolidated adjustments related to elimination of intercompany transactions via third party	(260)	(49)	(429)
Others *	4,713	4,724	41,384

Consolidated total	¥ 459,141	¥ 558,988	$ 4,896,960

* The revenues of subsidiaries not included in management reports due to their immateriality are main components of Others.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31		For the three months ended December 31,
	2006	2007	2007
Revenue from other operating segments:
NCJ	¥ 21,770	¥ 27,887	$ 244,301
NET	4,701	9,223	80,797
NCC	1,266	3,149	27,587
NCD	11,644	11,221	98,300
NCS	242	75	657
NCH	1,090	1,407	12,326
NCF	10,751	10,909	95,567
NSNK	3,355	3,363	29,461
NCPL	1,994	1,821	15,953
NTSC	76	63	552
NCEL	729	1,046	9,163
JSRV	-	936	8,200
NSBC	989	740	6,483
NSCJ	773	637	5,580
NMA	-	117	1,025
NNSN	211	198	1,735
All Others	51,389	59,092	517,670

Total	110,980	131,884	1,155,357
Intersegment elimination	(110,980)	(131,884)	(1,155,357)

Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2006	2007	2007
Revenue from other operating segments:
NCJ	¥ 68,508	¥ 76,211	$ 667,639
NET	15,270	24,464	214,314
NCC	3,886	7,887	69,093
NCD	35,975	35,294	309,190
NCS	277	164	1,437
NCH	3,310	3,305	28,953
NCF	30,795	32,926	288,445
NSNK	10,074	10,314	90,355
NCPL	6,565	4,861	42,584
NTSC	284	227	1,989
NCEL	2,241	2,939	25,747
JSRV	-	2,693	23,592
NSBC	2,253	2,536	22,216
NSCJ	1,991	1,889	16,548
NMA	-	157	1,375
NNSN	597	633	5,545
All Others	151,285	176,980	1,550,417

Total	333,311	383,480	3,359,439
Intersegment elimination	(333,311)	(383,480)	(3,359,439)

Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31		For the three months ended December 31,
	2006	2007	2007
Segment profit or loss:
NCJ	¥ 2,931	¥ 4,814	$ 42,173
NET	2,972	3,969	34,770
NCC	89	260	2,278
NCD	1,212	1,156	10,127
NCS	350	409	3,583
NCH	81	183	1,603
NCF	1,260	1,163	10,188
NSNK	1,489	1,246	10,915
NCPL	984	716	6,272
NTSC	493	521	4,564
NCEL	589	1,283	11,240
JSRV	-	52	456
NSBC	(46)	(96)	(841)
NSCJ	517	314	2,751
NMA	-	194	1,700
NNSN	144	160	1,402
All Others	3,157	6,294	55,137

Total	16,222	22,638	198,318
U.S. GAAP adjustments to accrue pension and severance costs	(31)	(119)	(1,042)
Consolidation adjustments mainly related to elimination of intercompany profits	704	349	3,057
Reclassification *1	(797)	1,462	12,808
Others *2	933	(1,256)	(11,003)

Consolidated total	¥ 17,031	¥ 23,074	$ 202,138

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes loss on disposals of fixed assets for the period ended December 31, 2006 and gain from sales of fixed assets for the period ended December 31, 2007.

*2 Profit or loss of subsidiaries not included in management reports due to their immateriality are main components of Others. Furthermore, Others includes amortization of capitalized assets related to the business acquisition for the period ended December 31, 2007.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2006	2007	2007
Segment profit or loss:
NCJ	¥ 8,558	¥ 11,751	$ 102,943
NET	8,263	8,895	77,924
NCC	121	985	8,629
NCD	3,344	3,817	33,438
NCS	1,171	1,036	9,076
NCH	266	454	3,977
NCF	2,894	3,539	31,003
NSNK	6,285	3,360	29,435
NCPL	2,627	2,324	20,359
NTSC	1,253	1,231	10,784
NCEL	2,165	2,749	24,082
JSRV	-	318	2,786
NSBC	(13)	(100)	(876)
NSCJ	1,096	892	7,814
JSRV	-	326	2,856
NNSN	396	405	3,548
All Others	10,026	16,274	142,568

Total	48,452	58,256	510,346
U.S. GAAP adjustments to accrue pension and severance costs	(94)	(367)	(3,215)
Consolidation adjustments mainly related to elimination of intercompany profits	921	(743)	(6,509)
Reclassification *1	(467)	2,979	26,097
Others *2	265	(2,975)	(26,062)

Consolidated total	¥ 49,077	¥ 57,150	$ 500,657

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes loss on disposals of fixed assets for the period ended December 31, 2006 and gains due to reversal of allowance for doubtful account for the period ended December 31, 2007.

*2 Profit or loss of subsidiaries not included in management reports due to their immateriality are main components of Others. Furthermore, Others includes amortization of capitalized assets related to the business acquisition for the period ended December 31, 2007.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

12. Subsequent event:

Repurchase of shares-

On February 1, 2008, NIDEC resolved at a meeting of its Board of Directors to repurchase its own shares (“Share Repurchase”), pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

Details of Share Repurchase
Class of shares:	Common stock
Total number of shares to repurchase:	Up to 1,000,000 shares 0.69% of the total number of shares issued
Total repurchase amount:	Up to 6 billion yen
Period of repurchase:	From February 4, 2008 to February 3, 2009

(Reference) Total number of shares issued and treasury stock as of January 31, 2008: Total number of shares issued (excluding treasury stock): 144,940,223 shares Treasury stock: 47,269 shares

Settlement in lawsuit-

On February 8, 2008, NIDEC has agreed with Victor Company of Japan, Limited (“JVC”) on a settlement in the pending U.S. lawsuits.

On February 15, 2005, NIDEC filed a lawsuit against JVC in the United States District Court for the Northern District of California for infringement of its U.S. patents (Nos. 5,667,309, 6,554,476, 6,343,877 and 6,793,394) with respect to NIDEC’s fluid dynamic bearing technology used in hard disc drive spindle motors. In response, JVC filed an antitrust lawsuit against NIDEC in the United States District Court for the Middle District of California on October 5, 2007.

The agreement prepared the two parties to withdraw the stated lawsuits presently pending in the respective United States District Court. In this connection, NIDEC and JVC have entered into a cross-licensing agreement whereby the two companies share their patent rights regarding certain types of spindle motors (other than those using the sintered-alloy-metal bearing system) for 3.5-inch-diameter hard disk drives.